FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 5, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS to Acquire Controlling Stake of COMSTAR-UTS

August 05, 2009

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” – NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that the boards of directors of MTS and Sistema JSFC (“Sistema” – LSE: SSA), the largest public diversified financial corporation in Russia and the CIS, have approved the acquisition by an MTS subsidiary of a 50.91% stake in COMSTAR – United TeleSystems (“COMSTAR-UTS” – LSE: CMST), a leading supplier of integrated telecommunication solutions in Russia and the CIS, from Sistema.

Under the proposed terms, a subsidiary of MTS will purchase Sistema’s 50.91% stake in COMSTAR-UTS for $1.272 billion(1) or $5.98 per Global Depositary Receipt (GDR). The acquisition is dependant on the buyer’s ability to raise the necessary financing for the transaction and the approval of Sistema shareholders. Approval from the Federal Anti-Monopoly Service (FAS) to acquire up to 100% of COMSTAR-UTS was received on June 18, 2009, though additional approvals will be required to complete the transaction. Provided these conditions are met, the execution of the share purchase agreement and closing of the transaction is scheduled for the end of October 2009.  No decision has been made regarding the extension of an offer to minority shareholders of COMSTAR-UTS.

MTS believes the transaction will provide access to important growth markets in commercial and residential broadband; realize value-accretive synergies in capital and operational expenditures; and provide a foundation for the development of effective content platforms and services.

The approval of the acquisition of COMSTAR-UTS by the MTS Board of Directors was based on the recommendation of the Special Committee to the Board, which consists of the three independent directors who serve on the Board.  The Special Committee was established on May 22, 2009, to oversee the transaction process and decide whether to recommend the acquisition to the full Board.  Fairness opinions were provided to the Special Committee by independent financial advisors J.P. Morgan plc and ING.  Cleary Gottlieb Steen & Hamilton LLP served as legal advisor on the transaction, while PricewaterhouseCoopers Russia provided advice and analysis of the commercial, tax and financial aspects of the transaction.  Legal due diligence was performed by law firm Liniya Prava.  Additional independent legal advice to the Special Committee was provided by Cravath, Swaine & Moore LLP.

Mr. Mikhail Shamolin, the President and CEO of MTS, highlighted: “There is no doubt that MTS’ markets are changing, and we believe the Comstar acquisition will translate into the right asset and product mix to realize significant growth in the Russian and CIS telecommunications markets.  Pairing MTS’ brand and footprint with Comstar’s product mix and know-how will enable us to deliver wider Internet access, integrated communications services and innovative solutions to our customers.  We are confident that this deal will allow both companies to meet the challenges our markets present and seize opportunities to create additional value for our respective shareholders.”

* * *

For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 95.03 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June

(1) As transactions between two Russian entities must be carried out in rubles, MTS will hedge the final amount due on completion of the transaction with 50% of the sale price pegged at 31.9349 rubles:dollar rate, while the balance will be calculated at the official rate of the Central Bank of Russia on the date of completion.

2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

“J.P. Morgan plc (“J.P. Morgan”) is acting for MTS (as represented by the Special Committee) in relation to the Transaction and for no one else and J.P. Morgan shall not regard any other person (including, without limitation, any person who is a director, officer, employee, shareholder or creditor of MTS) as its client in relation to the Transaction and shall not be responsible to any other person for providing protections afforded to clients of J.P. Morgan or advising any other person involved in the Transaction.”

ING Bank N.V., London Branch (“ING”), which is authorized by the Dutch Central Bank, is acting exclusively for MTS and no one else in relation to the Transaction and will not be responsible to anyone other than MTS for providing the protections afforded to clients of ING nor for providing advice in relation to the Transaction or any other matters referred to in this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: August 5, 2009